Joseph Mastrangelo
2815 Shotwell Court
Missouri City, TX 77459
281.221.5234
josephmastrangelo@icloud.com

Personal Statement

My passion for fulfilling the great commission of Christ drives me to reach for the greatest success in ministry for Christ and the Church. I believe that in order to fulfill this mission that Christ has set us on, we must not rest on our laurels, we need to challenge ourselves to reach out into our communities and create opportunities that invite the un-churched and the 'nones' into our faith-filled communities. If we fail to do this, I believe we are not fulfilling the great commission of Christ.

Experience

Founder, Owner, and Roaster
Zelie Beans Coffee, *Sugar Land, TX 2018 – Present*
- Founder of new coffee roaster in the Greater Houston market area
- Develop Business Plan and Financial Spreadsheets
- Connect coffee drinkers with the Coffee growers and growing process

Coordinator of Evangelization & Discipleship
St. Theresa Catholic Church, *Sugar Land, TX 2018 – 2019*
- Developed vision and goals for Evangelization and Discipleship
- Initiated and executed new Espresso Cart Ministry
- Led Staff on Discovery of Spiritual Gifts (Charisms)
- Increased a culture of hospitality throughout the parish

Director of Youth Ministry
St. Theresa Catholic Church, *Sugar Land, TX 2014 – 2018*
- Developed vision and goals for 3 and 5 year plans
- Coordinated and directed at least three retreats a year.
- Managed budget for the Youth Ministry and Confirmation Programs.
- Recruited and empowered Volunteers (between 25-30 people)
- Managed and Directed the Assistant Coordinator of Youth Ministry

Assistant to Youth Ministry
St. John Vianney Catholic Church, *Houston, TX 2012 – 2014*
- Recruited Volunteer catechist, core team, and musicians
- Organized and led groups to the Archdiocese Youth Conference
- Assisted the coordination and implementation of junior and senior high school youth ministry events and formation.
- Coordinated service opportunities outside the parish.

Youth Minister / Salesian Domestic Volunteer
St. Martin of Tours*, Philadelphia, PA 2010 – 2011*
- Developed a new youth ministry program from scratch at an Urban Catholic Parish
- Executed various Fundraisers leading 12 youth to World Youth Day 2011 in Madrid, Spain
- Planned and directed a week long service retreat though the Salesians of Don Bosco in Philadelphia, PA.

Education, Licensure, & Certifications

University of Houston, Main Campus, *Houston, TX*
- Bachelor of Arts, Philosophy – *2014*

Franciscan University, *Steubenville, OH*
- Certified Youth Minister – *2017*

Holy Trinity Seminary, *Irving, TX*
- Seminarian, completed 90 credits – *2006-2009*

Concordia Lutheran High School, *Tomball, TX*
- High School Diploma – *2002*

Joseph Mastrangelo
2815 Shotwell Court
Missouri City, TX 77459
281.221.5234
josephmastrangelo@icloud.com

References   **Fr. Matthew Suniga**
Archdiocese of Galveston-Houston
Parocial Vicar of St. Theresa Catholic Church
705 St. Theresa Blvd.
 Sugar Land, TX 77498

Sean O'Driscoll
Web Content Manager & Social Media Strategist
Archdiocese of Galveston-Houston
1700 San Jacinto Street
Houston, TX 77002
713.659.5461

Robert Lake
Bominflot Bunker Oil Corp.
Retired Senior Advisor – Strategy and Resource Development
17334 Grant Road
Cypress, Texas 77429
281.351.2705

Kevin Shipley
Gulf Coast Regional Blood Center
Manager of Donor Recruitment
1400 La Concha Lane
Houston, TX 77054
(713) 594-3530